

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 17, 2011

Via E-mail
Don Thompson
Abby, Inc.
500 Country Hills Blvd Ne #138
Calgary, Alberta T3K 5K3

> **Re: Abby, Inc.**
> **Amendment No. 4 to Registration Statement on Form S-1**
> **File No. 333-170918**
> **Filed April 29, 2011**

Dear Mr. Thompson:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We reissue prior comment 1 from our letter dated April 22, 2011. We note that in many instances, you claim to have provided responsive disclosure in the filing, but we could not find such disclosure. Provide complete responses and, where disclosure has changed, indicate precisely where in the marked version of the amendment you file we will find your responsive changes, including page numbers for the changes. Similarly, to the extent comments on one section apply to similar disclosure elsewhere, please make corresponding revisions to all affected disclosure. Further, please provide updated disclosure with each amendment. This will minimize the need for us to repeat similar comments.

2. We note your response to our prior comment 2 from our letter dated April 22, 2011 and reissue the comment. Please include in this Form S-1 all of your responses to our prior comment 2 to our letters dated March 14, 2011 and April 22, 2011, and our prior

comment 3 from our letter dated December 29, 2010 regarding your analysis as to why you are not a blank check company .

3.   We note your response to our prior comment 3 from our letter dated April 22, 2011 and reissue the comment in part. We note that your Purchase Agreement provides for the transfer of title of the Westrose property after the completion of phase two of your exploration plan. Please provide disclosure in your filing as to the *reason* for the arrangement between you and Mr. Wilkinson to delay in transferring the title from Mr. Wilkinson to you until after the completion of your phase two.

4.   We note your response to our prior comment 5 from our letter dated April 22, 2011 and reissue the comment in part. We note that, with your amendment number 3, you increased the number of shares to be registered by 3,500,000 shares. Please confirm that the proper registration fee was paid, given that the amount listed in the filing as the fee paid did not change to correspond with the increase in the number of shares being offered by the selling shareholders.

5.   Please refer to prior comment 16 from our letter dated April 22, 2011. We note several other places in the filing where numbers are provided without an appropriate context or currency symbol, as necessary. For example, see your statement on page 30 that "In February of 2011 we placed three private placements for a total of 35,000…." Please revise to include dollar signs or other appropriate disclosure to explain your numbers.

Prospectus Summary, page 4

6.   Please reconcile the following statements:

- Page 4: "We do **not** have funds to complete phase 1 and a portion of phase 2 of our anticipated exploration program." (emphasis added)
- Page 30: "We have enough funds to complete our phase one exploration program which we plan to commence in the spring of 2011…"

In addition, with respect to the sentence on page 30, please revise to provide an update as to whether you have commenced phase one.

7.   Please expand the table that summarizes the four phases of your anticipated exploration program to include disclosure regarding the estimated budget for each phase, to the extent estimable.

Selling Shareholders, page 12

8.   We note your response to our prior comment 8 from our letter dated April 22, 2011. Please revise your "Family Relationships" disclosure to address the family relationships between Kenneth, Sheryl and Calissa Larsen.

Directors, Executive Officers, Promoters and Control Persons, page 18

9.   We note your response to our prior comment 10 from our letter dated April 22, 2011. Please revise your disclosure to identify all the junior oil companies Mr. Wilkinson is assisting in year-end reserves audits and assisting in the management of oil and gas assets, including his relationship with Dong Energy.

10.   We note your response to our prior comment 11 from our letter dated April 22, 2011. Please revise your disclosure to include disclosure required pursuant to Item 401(f) of Regulation S-K regarding involvement of your directors or executive officers in certain legal proceedings enumerated in Item 401(f).

Management Discussion and Analysis, page 29

11.   We note your response to our prior comments 15 and 16 from our letter dated April 22, 2011 and your disclosure that $18,000 was paid to the American Dev. Corp. as a deposit to start phase one and phase two work. Please clarify your relationship with American Dev. Corp., the agreement that was made between the companies, the specific work that will be accomplished by American Dev. Corp., the amount of additional money that will need to be paid to American Dev. Corp. in order to complete phases one and two, and whether any directors or executive officers have a preexisting relationship with American Dev. Corp.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Douglas Brown at (202) 551-3265, or, in his absence, Anne Nguyen Parker, Branch Chief, at (202) 551-3611, or me at (202) 551-3745 with any other questions.

Sincerely,

/s/ A.N. Parker *for*

H. Roger Schwall
Assistant Director

cc: Via E-mail
Jill Arlene Robbins